1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
August 1, 2019	www.integraresources.com

INTEGRA REPORTS EXCELLENT HEAP LEACH RECOVERIES IN DELAMAR PROJECT METALLURGICAL

TEST-WORK UPDATE

Press Release Highlights:

• As a further de-risking step for the DeLamar Project, Integra provides an update on gold and silver recovery range estimates based on interim data for various processing methods to be used in the upcoming Preliminary Economic Assessment (“PEA”) in the table below:

Deposit	Type of Material	Indicated Processing	Concentrate	Preliminary Recovery Estimates 1)
		Method	Processing	Au Recovery	Ag Recovery

Florida Mountain	Oxidized and Transitional	Crush (50mm), Heap Leach	N/A	80% - 90%	20% - 50%
Florida Mountain	Unoxidized	Grind (212µm), Gravity/Flotation	Regrind – Agitated Cyanidation	85% - 90%	65% - 80%
DeLamar	Oxidized and Transitional	Crush (13mm), Agglomeration, Heap Leach	N/A	65% - 80%	15% - 40%

1) Estimated range of recoveries based on available preliminary metallurgical test data.

• DeLamar Deposit unoxidized mineralization material test-work is on-going. Preliminary testing has generally shown that flotation gold and silver recoveries of approximately 90% can be achieved with mass pulls of approximately 10% to 15%. Testing to evaluate further processing of the DeLamar flotation concentrates for recovery of gold and silver is on-going.

• Test data indicates that the oxide and transitional mineralization from both the DeLamar and Florida Mountain Deposits behaves similarly and is amenable to processing by low-cost heap leach cyanidation methods with excellent gold and silver recoveries.

• Florida Mountain Deposit heap leach test-work on oxide and transitional mineralization shows column test cyanide consumptions were generally less than 1.3 kilograms sodium cyanide (“NaCN”) per tonne (kg/t) (65 days), and this together with the average bottle roll test cyanide consumption of 0.17 kilograms NaCN per tonne (kg/t), are considered low. In this same mineralization, the average of the column leach tests resulted in over 71% of the total gold being recovered within 10 days.

• On a tonnage basis, approximately 54% of the global DeLamar Project measured and indicated resources (see resource estimate press release dated June 17, 2019) are hosted within oxide and transitional mineralization that will be modelled for heap leach processing in the upcoming PEA, with 46% reported as unoxidized mineralized material that will be modelled for milling and flotation processing in the upcoming PEA.

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to provide an update on the ongoing metallurgical test-work program at its 100% owned DeLamar Project (the “Project”) located in southwest Idaho, U.S.A.

George Salamis, President and CEO of Integra, commented, “Since the acquisition of this Project less than 24 months ago, Integra has been committed to demonstrating a mine development vision for DeLamar. Multiple gold-silver processing options are being evaluated, including the low-cost heap leaching being reported on today. These results clearly demonstrate that heap leaching is a viable option for a large percentage of the recently updated resource at the DeLamar Project. Building upon recent test-work conducted on oxide and transitional mineralized material from the Delamar and Florida Mountain Deposits, we are excited to report that future heap leaching of this mineralization is likely viable for the Project, with test-work indicating heap leach recoveries as high as 85% for gold and up to 50% for silver. Current indications are that on a tonnage basis, over 54% of the Measured and Indicated (“M&I”) resources, and 39% of the Inferred resources modelled at the DeLamar Project are potentially amenable to low cost heap leaching. The amount of potentially heap leachable gold-silver mineralization at DeLamar is significant and will be outlined as a mainstay of future modelled gold-silver production in the upcoming PEA expected to be completed in September 2019.”

Mr. Salamis added, “Test-work is ongoing for the unoxidized mineralization processing options, and while not yet complete, the Company is very encouraged by the results received to date. At Florida Mountain, in view of test-work studying milling, gravity and flotation with concentrate regrinding and cyanidation, results have demonstrated excellent recoveries of up to 90% gold and 80% silver. At the DeLamar Deposit, tests have demonstrated that unoxidized mineralization responds well to upgrading by gravity and flotation processing, with over 90% of the gold and silver in the mineralization reporting to a sulphide concentrate that will require further processing such as fine grinding and leaching or oxidative treatment such as autoclaving. In summary, the oxide and transitional mineralization at DeLamar and Florida Mountain is amenable to heap leaching with low to normal reagent consumption and excellent recoveries. Test-work to date has also confirmed the potential for established processing options with very good recoveries on unoxidized mineralization at the Project. Integra is now rapidly proceeding towards the maiden PEA with excellent metallurgical data and a significantly de-risked 90% M&I resource in hand, and we expect robust economics to be outlined in the PEA with multiple development and production scenarios.”

To view a visual depiction of the preliminary metallurgical results announced today, please click the following link:

https://www.integraresources.com/site/assets/files/2572/delamar_and_florida_mountain_- _metallurgy_vuse.pdf

DeLamar Project Metallurgical Test-Work Summary

The DeLamar Project produced gold and silver from 1977 to 1992 utilizing crushing, grinding, and agitated cyanide leaching, followed by precipitation with zinc dust and in-house refining of the precipitate to produce silver-gold doré, which at the time was a common industry processing method for the type of mineralization found at DeLamar. Recoveries of oxide, transitional and some portions of the unoxidized mineralization at the property achieved average recoveries of 96.2% for gold and 79.5% for silver in the first 15 years of mining operations.

As a result of test work conducted by Integra over the last 12 months, the DeLamar Project area now has many more options for processing than just agitated leaching. The key to processing options at the DeLamar Project relates to the oxidation states of the mineralized material, and where the material is situated within both the DeLamar and Florida Mountain gold-silver Deposits.

Beginning in 2018, Integra initiated a detailed metallurgical test-work program which is still ongoing, under the supervision of McClelland Laboratories, Inc. (McClelland) based in Reno, Nevada. Samples used for testing include a total of 153 drill-core composites and four bulk samples. Drill-core composites were prepared from a total of 31 drill holes (23 holes from DeLamar and 8 holes from Florida Mountain). Composites were prepared considering area, oxidation, depth, lithology, alteration, grade and grade continuity. The scope of testing conducted on individual samples generally depended on the oxidation classification (oxide, transitional, or unoxidized). Testing has included evaluation of cyanide heap leaching, grind – agitated leaching, gravity concentration, flotation, and flotation concentrate regrind with agitated leaching.

Heap Leach Amenability Test-Work

Available test data indicates that the oxide and transitional materials from both the DeLamar and Florida Mountain Deposits behave reasonably similarly and are amenable to processing by low-cost heap leach cyanidation methods. Clay contents at the Florida Mountain Deposit are regarded as low and thus agglomeration may not be required. Higher clay contents exist at the DeLamar Deposit, thus some zones at DeLamar may require agglomeration pretreatment. Low to moderate cyanide consumptions are indicated for heap leaching of the oxide and transitional material types for both deposits. Lime or cement demand is expected to be variable.

A total of 45 drill-hole composites were prepared from 7 drill holes for metallurgical testing of the Florida Mountain Deposit. Metallurgical test work conducted on Florida Mountain oxide and transitional sample composites indicates preliminary recoveries of between 80% to 90% gold and 20% to 50% silver, on samples crushed to 50 mm. The average of the column leach tests resulted in over 71% of the total gold being recovered within 10 days.

A total of 80 drill-hole composites were created from a range of different zones within the DeLamar Deposit. Preliminary metallurgical test work conducted on DeLamar Deposit oxide and transitional sample composites, assuming a 13 mm crush size, yields an expected range of recoveries of between 60% to 80% gold and 15% to 40% silver.

Milling and Sulphide Concentration Test-Work

In the case of unoxidized material from the Florida Mountain Deposit, testing in 2018-2019 has shown that the material is amenable to grinding followed by agitated cyanide leaching. However, this material type responds very well to upgrading by gravity and flotation processing. Testing has shown that the highest gold and silver recoveries were obtained by gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Preliminary test work on Florida Mountain unoxidized composites indicate gold and silver recoveries in the range of 85% to 90% and 65% to 80% respectively, with a relatively course grind size of 212µm.

In the case of the DeLamar Project unoxidized material types, preliminary testing has generally shown that flotation gold and silver recoveries of approximately 90% can be achieved with mass pulls of approximately 10% to 15%. For unoxidized material from the DeLamar Deposit’s Glen Silver area, flotation gold recoveries (70% - 90%) and silver recoveries (75% - 90%) have tended to be somewhat lower. Testing to evaluate further processing of the DeLamar flotation concentrates for recovery of gold and silver is planned. Possible processing options for gold and silver recovery from the concentrate include shipment off site for toll processing; regrinding followed by agitated cyanidation; or on-site oxidative treatment (such as pressure oxidation, roasting, or bio-oxidation), followed by agitated cyanidation of the oxidized concentrate. Further testing will be required for the evaluation of these processing options.

The ongoing metallurgical testing will be continued, with a focus on defining the metallurgical characteristics and potential extraction parameters of oxide, transitional, and unoxidized materials for each of the DeLamar and Florida Mountain resources. Processing alternatives involving both heap leaching and various milling scenarios will continue to be examined.

The results of the 2018-2019 DeLamar Project Metallurgical test-work study will be outlined in much greater detail in the upcoming PEA, scheduled for September of this year.

Qualified Person

The scientific and technical information contained in this news release has been verified and approved by Tim Arnold, Integra’s Vice President of Project Development, of Reno, Nevada, a professional engineer and "qualified person" within the meaning of NI 43- 101.

About Integra Resources

Integra Resources is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 meters drilled to date. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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